82-5097

AQUARIUS
PLATINUM LIMITED

04035872

FACSIMILE TRANSMISSION

Date:	29 July 2004
To:	Office of International Corporation Finance
Company:	Securities and Exchange Commission
Fax:	0011 1 202 942 9624
From:	Nick Bias
Number of Pages:	25 *(Including this cover page)*
Re:	**Aquarius Platinum Limited - File # 82-5097**

SUPPL

The information contained in this facsimile message may be confidential and/or subject to copyright. If you are not the intended recipient, any use, disclosure or copying of this document is unauthorised. If you have received this document in error, please notify us immediately on telephone number (61 8) 9367 5211

dlw 7/30

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5097

AQUARIUS
PLATINUM LIMITED

29 July 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Aquarius Platinum Limited - File # 82-5097

Dear Ladies and Gentlemen,

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Aquarius Platinum Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") the Australian Securities and Investments Commission (the "ASIC") the London Stock Exchange ("LSE") or the Registrar of Companies of Bermuda since 4 May 2001.

E-Lodge	26 July 2004	ASX & LSE	Announcement	Important Milestones achieved in BEE Transaction Two New Institutions to Fund Savannah Consortium
E-Lodge	28 July	ASX & LSE	Announcement	Quarterly June 2004

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at +618 9367 5211.

Very truly yours
AQUARIUS PLATINUM LIMITED

NICK BIAS
INVESTOR RELATIONS

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

AQUARIUS
PLATINUM LIMITED

26th July 2004

IMPORTANT MILESTONES ACHIEVED IN BEE TRANSACTION
TWO NEW INSTITUTIONS TO FUND SAVANNAH CONSORTIUM

Aquarius Platinum Limited "Aquarius or the Company" is pleased to announce very significant progress in the finalisation of its transaction with the black economic empowerment "BEE" consortium, SavCon, lead by Savannah Resources (Pty) Limited "Savannah".

Highlights:

- Aquarius on track to finalise its BEE transaction with SavCon by the end of September 2004.
- Three South African funding institutions have committed a total of R845 million to SavCon, which completes all funding requirements.
- SavCon will acquire 29.5% of Aquarius Platinum (SA) (Pty) Limited "AQPSA", exchangeable in the future into approximately 23% of Aquarius at R34.96 per share (approximately A$7.93 or approximately UK£3.07 per share).
- The completion of the BEE transaction will provide Aquarius with the funding to commence with the immediate development of the Everest project, which will produce 220,000 ozs of PGMs per year from mid 2006.

Commentary:

Savannah has informed the Company that it has obtained the approval of the Board of Director's of the Development Bank of Southern Africa "DBSA" and the approval of a third financial institution, both of which were referred to in the Company's announcement of the 30 June 2004. Both institutions have committed to participate as co-funders along with the Industrial Development Corporation "IDC" in the R860 million investment (approximately A$195 million) by SavCon into Aquarius. The third financial institution will remain unnamed for the time being due to confidentiality conditions imposed on SavCon by this funder.

The DBSA is a development funding institution focusing on infrastructural finance within the Southern African region. The Everest project has a significant quantum of infrastructural spend due to its relatively remote location and this attracted the DBSA to the transaction.

Coupled with SavCon's own R15 million equity contribution, the funds from these premier financial institutions now complete the funding package. Following extensive

due-diligence of the Company and the proposed transaction, the funders have committed a suite of equity, preference share, and debt instruments to SavCon that will enable SavCon's constituent companies (Savannah Resources, Chuma Holdings and Malibongwe) to acquire a significant stake in Aquarius.

Concurrent with the process of obtaining these approvals, Aquarius and SavCon in conjunction with these institutions have agreed to a repricing of the transaction as a result of the ongoing weakness of the US Dollar and consequent strength of the Rand, which has partly led to a general negative sentiment towards those companies operating assets in Southern Africa. As a result the transaction as originally announced in December 2003 has been modified as outlined in this announcement. The transaction from the outset still results in the fulfillment of the 10-year equity ownership target as set out in the Mining Charter.

Commenting on this outcome, Stuart Murray, Chief Executive Officer of Aquarius said, "I am delighted to hear of the progress made by SavCon in achieving closure on the financing of our empowerment initiative. A transaction of this magnitude, in the current tough operating environment, is a challenge for anyone. All the parties have worked diligently to deliver an attractive outcome for the Company, its shareholders and our BEE partners and their funders.

I am particularly pleased that SavCon have recognised the value of Aquarius in their choice of mining investment. I know that SavCon will be an active participant in the Company as we move into the next phase of growth when we start construction of the Everest mine in two months or so."

Commenting on the funders, Kofi Morna, Executive Director of Savannah Resources (Pty) Limited said, " Our financing partners represent the most prestigious – and toughest negotiating – funding institutions in South Africa. Investor confidence in the transaction has enabled us to complete the fund raising, independent of any material financial contribution or vendor support from Aquarius. This is a testament to the company's future potential and growth strategy".

The transaction details:

The weaker share price of Aquarius resulting from inter alia investor concerns relating to the Rand strength versus the US Dollar and investment uncertainties relating to the region and this transaction resulted in a negotiation that ultimately led to a repricing of the transaction.

In terms of the revised arrangements, SavCon's constituent companies will acquire 29.5% of AQPSA through the payment of R860 million which shall, subject to regulatory approvals, convert into 24,599,542 new Aquarius shares, approximately 23% of the company on a diluted basis. The prior agreement announced in December 2003 saw for the same cash injection, SavCon subscribe for 26% of AQPSA, converting to 22,733,280 new Aquarius shares.

SavCon has procured funding commitments as follows:

- SavCon's own financial resources R15 million
- Industrial Development Corporation R400 million
- Development Bank of Southern Africa R245 million
- Third financial institution R200 million

A consequence of the issue of new shares by AQPSA to SavCon is the dilution of the existing AQPSA shareholders, namely Aquarius and Impala Platinum Holdings Limited "Implats". Implats have approached the Company to request that it may raise its equity holding in AQPSA back to 20% as part of this transaction. Recognising Implats' assistance in facilitating the entry of SavCon into the transaction, Aquarius will dispose of a small holding of its AQPSA shares to Implats to enable them to equity account their interest.

The transaction has a number of steps:

A SavCon subscribes for 400 new AQPSA shares for a total consideration of R832.9 million, payable to AQPSA. AQPSA's issued share capital will be 1,400 shares after the subscription by SavCon and this step results in SavCon obtaining 28.6% of the issued shares in AQPSA.

B SavCon acquires a further 13 existing AQPSA shares (~1% of AQPSA shares) from Aquarius for a total consideration of R27.1 million. SavCon will have then acquired / subscribed for a total of 413 AQPSA issued shares in AQPSA, representing a 29.5% equity interest in AQPSA.

C Implats acquires 30 existing AQPSA shares (~2% of AQPSA shares) from Aquarius for a total consideration of R71.5 million by the cession to Aquarius of R71.5 million of their existing R91 million interest-bearing loan to AQPSA. After this step, Aquarius will continue to be the majority shareholder in AQPSA with 50.5% of the shares on issue, followed by SavCon who will hold 29.5% and Implats 20% respectively.

D The final step of the transaction, which is subject to certain South African regulatory approvals, results in the issue of 24,599,542 new Aquarius shares to the constituent companies of SavCon in exchange for the acquisition by Aquarius of SavCon's 29.5% holding in AQPSA. At that point Aquarius will increase its equity holding in AQPSA to 80%.

The pricing mechanism for the issue of the new shares as agreed to between Aquarius, SavCon and their funders was the 90 day volume weighted average price "VWAP" up until 10 June 2004, representing the date on which the repricing was agreed upon by the all the parties, subject to due-diligence and final Board approvals.

The 90 day VWAP of the Aquarius shares calculated by the Company's advisors is R34.96 per share, which at foreign currency exchange rates ruling

on Friday 23 July 2004, amounts to approximately A$7.93 or approximately UK£3.07 per share.

E Upon completion of the exchange of shares between Aquarius and SavCon, the constituents of SavCon will hold approximately 23% of the enlarged number of shares on issue of Aquarius, in the following proportions:

- Savannah Resources (Pty) Limited: 15.773 million shares
- Chuma Holdings (Pty) Limited: 6.310 million shares
- Malibongwe: 2.517 million shares

The constituent companies in SavCon will also create a trust to house 2.5% of their respective holdings. The trust shall provide funding for social and community based projects around the mines that AQPSA operates.

The total number of shares of Aquarius on issue will rise to 107.4 million following step D above.

Transaction closure conditions:

The transaction is still subject to a number of conditions that need to be fulfilled:

- Execution of funding agreements between SavCon, its constituent companies and their funders;
- Execution of the Subscription Agreement between SavCon and Aquarius, as approved by the funders;
- Approval of the conversion conditions by Aquarius shareholders;
- Approval of the disposal of AQPSA shares by Aquarius to Implats;
- Regulatory approval by requisite authorities in South Africa, Australia and the United Kingdom as required.

It is expected that the transaction will be complete by the end of September 2004.

In Australia:

Willi Boehm
Aquarius Platinum Corporate Services (Pty) Ltd
+ 61 8 9367 5211

In the United Kingdom:

Nick Bias
Aquarius Platinum Limited
+ 44 7887 920 530

In South Africa:

Stuart Murray
Aquarius Platinum (South Africa) (Pty) Ltd
+ 27 11 455 2050

Charmane Russell/Janice Dempsey
Russell and Associates
+ 27 11 880 3924

Kofi Morna
Savannah Resources (Pty) Ltd
+27 82 458 2001

Andisiwe Kawa
Chuma Holdings (Pty) Ltd
+27 83 200 0111

82-5097

AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 30 JUNE 2004

Highlights for the Quarter

Operations

Aquarius Group

- Attributable production of 64,539 PGM oz for the June quarter, up 2,306 ozs from the previous quarter
- Edward Haslam appointed as Non-executive Director of Aquarius Platinum Limited
- Significant developments in BEE financing transaction
- Aquarius discussions continue with JSE Securities Exchange (JSE) for secondary listing

Kroondal

- Mine production of 59,830 PGM ozs for the quarter
- PGM basket price up 1% to $659 per PGM oz
- Chrome penalties 60% below budget
- Record throughput of 813,000 tons achieved for the quarter
- 500,000 Fatality Free Shifts and 1,000 Fatality Free Production Shifts
- Underground cost saving and re-engineering projects showing positive results
- Sale proceeds of R110 million on disposal of Waterval property received during the quarter

Mining

- 118,000 total square meters were mined. Increase of 10% on previous quarter and an all time best
- 804,000 tons hoisted from underground. Increase of 18% on previous quarter and an all time best
- Created a surface stockpile in excess of 60,000 tons during the quarter

Pooling and Sharing Agreement

- Construction of new concentrator well advanced and on schedule
- Underground development of new sub-decline systems and 3rd decline shaft well advanced and on schedule

Marikana

- Mine production up 13% to 20,220 PGM ozs
- PGM basket price up 4% to $682 per PGM ozs
- Record 146,309 tons processed in June
- Competent reef is being extracted over approximately 66% of the strike length of pits B, C and D
- Second RH200 excavator commissioned
- Trial underground mining to proceed in second quarter of FY 2005

AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 30 JUNE 2004

Mimosa

- PGM production of 28,807 ozs for the quarter
- PGM basket price $558 per oz compared with $597 per oz in the previous quarter
- ROM tons increased by 7.5% to 345,000 tons over the quarter
- Rolling Cash costs net of by products $56 per PGM oz

Everest South

- Upfront engineering work continues in order that the project may be rapidly mobilised in the fourth quarter

RK1

- First production remains on target for October 2004



Aquarius Mine PGM Production Profile, Quarter Ended June 2004
PGM ozs
120,000
100,000
80,000
60,000
40,000
20,000
0
Mar-03
Jun-2003
Sep-2003
Dec-2003
Mar-2004
Jun-2004
Kroondal Attributable
Kroondal RPM Portion
Marikana
Mimosa

AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 30 JUNE 2004

Production by Operation

Total PGMs (4E)	Quarter ended				Financial year ended	
	Sept 2003	Dec 2003	March 2004	June 2004	June 2004	June 2003
Kroondal	57,802	59,962	60,032	59,830	237,626	209,061
Marikana	23,880	25,229	17,847	20,220	87,176	28,146
Mimosa	31,489	30,473	28,621	28,807	119,390	69,040
TOTAL	**113,171**	**115,664**	**106,500**	**108,857**	**444,192**	**306,247**

Production by Operation and production attributable to Aquarius

Total PGMs (4E) Attributable to Aquarius	Quarter ended				Financial year ended	
	Sept 2003	Dec 2003	March 2004	June 2004	June 2004	June 2003
Kroondal	57,802	42,398	30,075	29,915	160,190	209,061
Marikana	23,880	25,229	17,847	20,220	87,176	28,146
Mimosa	15,745	15,237	14,311	14,404	59,697	34,520
TOTAL	**97,427**	**82,864**	**62,233**	**64,539**	**307,063**	**271,727**

AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LTD (Aquarius 75%)

Kroondal Mine

Safety
Safety performance showed a marked improvement during the quarter with the DIIR improving 77% to 0.62 against a rate of 2.68 for the previous quarter.

During the quarter Kroondal Mine achieved two significant safety milestones:

- 500,000 Fatality Free Shifts, with no fatalities occurring during the financial year ended June 2004
- A thousand fatality free production shifts in the 1,000 Fatality Free Production Shifts competition of the Department of Minerals and Energy

82-5097

AQUARIUS PLATINUM LIMITED

QUARTERLY REPORT 30 JUNE 2004

A NOSA audit was conducted at Cementation Mining from 8 - 10 June 2004. The Central Section obtained a 90.7% rating and four stars and the East Section a 91.2% rating and five stars. The processing plant operator, Minopex, retained their 5-Star Platinum Integrated rating, improving their percentage by 2%, whilst also achieving 16 months with no lost time injuries to June 2004. Audit Teams consisting of Aquarius and Contractor safety personnel have been established to perform special safety audits on a regular basis. These audits identify problem areas which are addressed by Aquarius and Contractor Personnel.

In line with the Aquarius philosophy of outsourcing non-core disciplines, contractor personnel increased considerably during this quarter, specifically for the Pooling & Sharing Agreement (P&SA) and RK1 Project (RK1), as reflected below:

Surface
P&SA - 727 employees
RK1 - 24 employees

Underground
P&SA Mining - 502 employees
P&SA Construction - 120 employees

Operations
PGM production was sustained at 59,830 ounces for the quarter. A total of 813,000 tons was processed at a lower head grade of 2.91 g/t (compared to 3.11 g/t for the previous quarter). This was affected by the additional development to establish the workings for the increased tonnage required in the future. Concentrator plant recoveries improved by 2% to 79% for the quarter.

The PGM basket price increased to $659 from $653 the previous quarter. Optimisation of the concentrate cleaner sections has resulted in chrome levels in the concentrate of below 2% being achieved. Consequently chrome penalties have reduced to 60% below budget.

The underground and opencast operations mined 881,000 tons for the quarter. This resulted in the creation of a 68,000 ton stockpile on surface, being the commencement of ore required for the commissioning of the new plant in 2005.

82-5097

QUARTERLY REPORT 30 JUNE 2004

Kroondal Mine Production and Cash Costs, Quarter Ended June 04


80,000
60,000
40,000
20,000
0
PGM ozs
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Rand Cash costs per PGM oz
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Production
Cash Costs

Pooling & Sharing Agreement (P&SA)

Underground development of the new sub-declines and the No 3 Decline Shaft are well advanced. A total of 467 metres of down-dip development has been completed to date.

Construction of the new 250,000 tons per month concentrator has started and civil works are nearing completion. Hot commissioning is expected to take place early in 2005, ahead of the scheduled June 2005.

AQPSA's share of Capex commitments to date is R207 million with capex paid to date at R46 million.

Sale of Waterval property

Sale proceeds of R110 million were received during the quarter. The proceeds will be utilised as part of AQPSA's capital commitment towards the P&SA.

82-5097

AQUARIUS PLATINUM LIMITED

QUARTERLY REPORT 30 JUNE 2004

Kroondal

	Metal in concentrate produced (ounces)					
Quarter ended	Pt	Pd	Rh	Au	Total PGMs (4E)	Total PGMs (4E) Attributable to AQPSA
June 04	35,724	17,343	6,481	282	59,830	29,915
Mar 04	36,283	17,243	6,233	273	60,032	*30,016
Dec 03	36,476	17,021	6,189	276	59,962	42,398
Sept 03	34,926	16,616	6,009	251	57,802	57,802
June 03	30,636	13,965	5,136	199	49,936	49,936

Note * Reflects commencement of full impact of the P&SA for an entire quarter.

Marikana Mine

Safety
The DIIR for the quarter was 0.84 compared to 0.66 for the previous quarter. Notwithstanding the adverse trend. The rise in the DIIR is attributable to five accidents in the quarter that, although resulting in lost shifts, were all relatively minor in nature.

Operations
After a long build up, Marikana is now encountering indications of improved ore, which will allow the mine return positive cash flows.

Competent reef has been intersected over approximately two-thirds of the 2.2km strike length of pits, B, C and D. During FY2005, in excess of 80% of the plant feed will be extracted from these pits - at greater depth. This should result in higher average metallurgical recoveries. Coupled with this, during the fourth quarter of FY2004, the second Pit Viper drill rig and RH 200 face shovel were both delivered to site and commissioned, increasing the hard-rock mining capacity to planned levels. The associated CAT 789 haul trucks are due for delivery during July and August 2004. The unit rates for this equipment reflect the economies of scale that will lead to a reduction in overall mining costs.

A second opencast mining contractor (MCC) has been appointed to mine the shallow, North eastern sector of the mine. Although only modest recoveries are expected from the resulting, shallow ore, the economics are favourable due to a low stripping ratio.

Plant throughput capability was further confirmed in June 2004 with a record 146,000 tons, relative to the nameplate capacity of 128,000 tons. Despite record throughput, stockpiles ahead of processing are slowly building prior to the next seasonal rains and should minimise their effect.

82-5097

QUARTERLY REPORT 30 JUNE 2004

Trial underground mining

The positioning and design of portals for underground mining access have been completed and trial underground mining, from 60m below original ground level, will proceed in the second quarter of FY 2005. The trial mining is to gain understanding of the ore body for mine design and cost purposes. Should the underground mining be proven it is envisaged that it could lead to a reduction in unit costs and create more flexibility.

Contractor dispute with Moolman Brothers

The commercial mechanism proposed by AQPSA to unlock the dispute with Moolman over the application of the rise and fall clause was rejected by Moolman, who now intend to refer the issue to arbitration. In the meantime the contractual formula continues to be applied.

Marikana Mine Production and Cash Costs, Quarter Ended June 04


35000
25000
15000
5000
PGM ozs
6000
5000
4000
3000
2000
1000
0
Rand Cash Costs per PGM oz
Jun-03
Aug-03
Oct-03
Dec-03
Feb-04
Apr-04
Jun-04
Production
Cash Costs

AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 30 JUNE 2004

Marikana

	Metal in concentrate produced (ounces)				
Quarter Ended	**Pt**	**Pd**	**Rh**	**Au**	**Total PGMs (4E)**
June 04	13,591	5,086	1,369	174	**20,220**
Mar 04	11,950	4,484	1,272	141	**17,847 ***
Dec 03	16,275	6,843	1,892	219	**25,229**
Sept 03	15,958	6,185	1,529	208	**23,880**
June 03	10,419	3,571	645	105	**14,740**

Note *Lower production was due to high rainfall encountered during the quarter which resulted in 23 lost days.

Everest South
Subject to the BEE transaction completion, it is anticipated that construction on the Everest South Mine, the company's third operation in South Africa, will commence during the fourth quarter of 2004, with first production in 2006. Everest South, with a UG2 reserve of 26.79 million tons at 3.36 g/t (4E) containing 2.8 million ozs of PGMs will attain full production in 2006, producing 225,000 PGM ozs per annum.

Upfront engineering work continues in order that the project may be rapidly mobilised. TKO Investments Holdings Limited (TKO), the agricultural business, consisting primarily of kiwi-farming, continues to operate as a self-sustaining entity and provides permanent and seasonal employment within the project area. TKO achieved record sales volumes during the financial year, and closed the financial year in a cash positive position after repaying AQPSA loans.

The identification of Social Upliftment and Sustainable Livelihood projects commenced during the quarter. Projects under consideration include an ABET training centre, a day care centre, the removal of alien plants, a nutritional feeding scheme, a catering project and provision of electricity and water to the local primary school.

The process of transferring land title to the local Phetla community under a settlement reached with the land restitution authorities is ongoing. Under the terms of the agreement land required for the mine to operate will be leased back to AQPSA by the community.

82-5097

AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 30 JUNE 2004

MIMOSA INVESTMENTS (50% Aquarius)

PGM production at 28,807 ozs was in line with the previous quarters production levels despite a mechanical failure of the tertiary crusher, which resulted in a four-day loss in production towards the end of June 2004.

The average achieved basket price was $558 per PGM oz compared with $597 per PGM oz in the previous quarter. Together with the contribution from base metals (approximately 29% of gross revenue) this generated sales revenue for the quarter of $19.6 million, up $1.5 million from the previous quarter at a gross cash margin (56%) of some $11.0 million. PGM ozs sold were above production by 409 ozs as a result of a timing difference from the last quarter.

Operations

During the quarter, mining operations hoisted a ROM total of 345,000 tons. This compares with 319,000 tons in the previous quarter. The increase in mining production is attributable to equipment and underground infrastructure improvement registered during the quarter. Tons milled during the period amounted to 322,000 tons at an average plant feed grade of 3.64 PGM g/t compared with 320,000 tonnes at 3.67 PGM g/t in the previous quarter.

The plant optimisation programme continued during the quarter. By the end of quarter, improvement in recovery rates of 2% on all major metals had been achieved whilst maintaining concentrate grades in line with contractual requirements. Total PGM ozs produced was 0.65% higher than the previous quarter.

Mimosa Mine Production and Cash Costs (Including 12 Month Rolling Average)
Quarter Ended June 04


35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
PGM ozs
350
300
250
200
150
100
50
0
USD Cash costs per oz
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Prodution
Cash Costs
Rolling cash costs net of by-product

AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 30 JUNE 2004

Mimosa Production

Quarter Ended	PGM production (ounces) (Metal in concentrate produced)				
	Pt	Pd	Rh	Au	Total PGMs (4E)
June 04	14,653	10,902	1,187	2,065	28,807
March 04	14,647	10,621	1,281	2,072	28,621
Dec 03	15,773	11,282	1,256	2,162	30,473
Sept 03	16,350	11,892	1,312	1,935	31,489
June 03	13,171	9,144	1,089	1,730	25,134

Quarter Ended	Base Metal production (Tonnes) (Metal in concentrate produced)		
	Ni	Cu	Co
June 04	414	329	13
March 04	412	340	13
Dec 03	432	360	13
Sept 03	452	374	13
June 03	342	307	10

Operating Costs
During the quarter the rates achieved for the currency funding requirements were based on the Reserve Bank of Zimbabwe auction floor rates. n addition, significant cost increases were incurred on all imported goods following the pegging of customs rates on the auction floor rates. Although not paid, a full provision was made for electricity charges based on ZESA's (Zimbabwe Electricity Supply Authority) higher $ tariffs. Consequently, unit cash costs per PGM oz for the quarter were $354 ($131 per PGM oz after by-product credits) compared with $258 ($58 per PGM oz after by-product credits) for the previous quarter and $252 (S$56 per PGM oz after by-product credits) for the rolling 12 months to 30 June 2004. The impact of this adds $25 to operating costs per PGM oz.

Capital expenditure on the expansion during the quarter amounted to $0.37million with the total final project costs being forecast at approximately US$41.065 million. An amount of $0.3 million remains outstanding.

Safety
During the quarter the DIFR (Disabling Injury Frequency Rate) was 0.48 compared to the last quarter's figure of 0.71. The year to date DIFR and the rolling 12 months DIFR are both at 0.52.

Export Incentive Scheme
Mimosa benefited from an Export Incentive Scheme introduced by the government in January 2004. The Scheme entitles exporters to an allowance of 15% based on Free on Board (FOB) value of exports on acquitted Customs Declaration Forms (CDI). The allowances paid out in the form of

82-5097

tradable Duty Free Certificates. For the quarter under review Mimosa earned certificates to the value of $4.7 million.

AQUARIUS PLATINUM (SA) (CORPORATE SERVICES) (PTY) LIMITED (ASACS), (AQUARIUS 100%)
RK1 Chromite Ore Tailings Re-treatment Project (ASACS 50%)

The plant remains in line to be commissioned towards the end of October 2004.

CORPORATE MATTERS
Black Economic Empowerment
Subsequent to the end of the quarter, Aquarius and its Black Economic Empowerment (BEE) partners, SavCon, lead by Savannah Resources (Pty) Limited, made significant progress towards the finalisation of their BEE funding commitment to the Company.

Highlights:

- Aquarius on track to finalise its BEE transaction with SavCon by the end of September 2004.
- Three South African funding institutions have committed a total of R845 million to SavCon, which completes all funding requirements.
- SavCon will acquire 29.5% of Aquarius Platinum (SA) (Pty) Limited "AQPSA", exchangeable in the future into approximately 23% of Aquarius at R34.96 per share (approximately A$7.93 or approximately £3.07 per share).
- The completion of the BEE transaction will provide Aquarius with the funding to commence with the immediate development of the Everest project, which will produce 220,000 ozs of PGMs per year from mid 2006.

On completion, Aquarius will be fully compliant with the equity ownership component of the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry and commence construction at the company's third operation in South Africa, the Everest South Mine, which will produce 220,000 ozs of PGMs per year from mid 2006.

A detailed announcement was released to the market on 26th July 2004.

Directorate Appointments
Mr Edward Haslam joined the Aquarius Board as a Non-executive Director. The former Chief Executive Officer of Lonmin plc, Mr Haslam brings to Aquarius his considerable experience gained through a successful career in the resources and platinum industries.

JSE Securities Exchange South Africa
Following the South African finance minister's speech in February, stating that exchange controls would be relaxed to allow foreign companies to have secondary listings on the JSE, Aquarius' plans to obtain such a listing are in progress.

82-5097.

AQUARIUS PLATINUM LIMITED

QUARTERLY REPORT 30 JUNE 2004

STATISTICAL INFORMATION:

Kroondal 100%		Current	Previous	+/- %	YTD	Previous corresponding	+/- %
	Unit	Quarter June 2004	Quarter Mar. 2004	Quarter on Quarter	12 months June 2004	12 months June 2003	12 months Ytd
Safety							
DIIR	Rate/200,000 man hours	0.62	2.68	77	1.66	1.31	26.72
Revenue Gross revenue	R'M	205	252	(18.65)	869	805	7.95
PGM basket Price	$/oz	659	653	0.92	599	509	17.68
Gross cash margin		27% *	52%	(48)	45	52%	(13.46)
Nickel Price	$/lb	5.67	6.68	(15.12)	5.56	3.48	59.77
Copper Price	US¢/lb	127	124	2.42	106	72	47.22
Ave R/$ rate		6.48	6.63	(2.26)	6.86	9.05	(24.207)
Cash Costs							
Per ROM ton	R/ton	184 *	156	17.95	156	130	20.00
	$/ton	28	24	16.67	23	14	64.29
Per PGM ounce	R/oz	2,498 *	2,061	21.0	2,132	1,842	15.74
	$/oz	385	311	23.79	311	204	52.45
Per PGM ounce after	R/oz	2,388	1,975	20.91	1,987	1,721	15.46
By-product credit	$/oz	369	298	23.83	290	191	52
Capital expenditure							
Current 100%	R "000s	-	2,313		28,894	39,666	(27)
	$ ' 000s	-	349		4,212	4,383	(4)
Expansion 100%	R "000s	78,942	14,777	434	91,805	-	
	$ ' 000s	12,182	2,229	447	13,383	-	
Mining Processed							
Underground	ROM ton "000	773	692	11.71	2,862	2,624	9.07
Open Pit	ROM ton "000	40	92	(56.52)	277	335	(17.31)
Total	**ROM ton "000**	**813**	**784**	**3.70**	**3,139**	**2,959**	**6.08**
Grade							
Plant Head	g/t	2.91	3.11	(6.43)	3.07	2.97	3.37
Recoveries	%	79	77%	2.60	77	73	5.48
PGM Production							
Platinum	Ozs	35,724	36,283	(1.54)	143,408	128,811	11.33
Palladium	Ozs	17,343	17,243	0.58	68,223	58,179	17.26
Rhodium	Ozs	6,481	6,233	3.98	24,913	21,175	17.65
Gold	Ozs	282	273	3.30	1,081	895	20.78
Total	**Ozs**	**59,830**	**60,032**	**(0.34)**	**237,626**	**209,061**	**13.66**
Base Metals Production							
Nickel	Tonnes	55	52	5.77	206	172	19.77
Copper	Tonnes	25	22	13.64	94	80	17.50
Chromite (000)	Tonnes (000)	59	52	13	256	231	10.82

The gross margin for the current quarter has been impacted on an increase in development costs associated with the P&SA in addition to the impact of a revised amortization policy which has increased operating costs by approximately R300 per PGM oz. As a consequence of the revised amortization policy, amortization charges going forward would be lower

82-5097

AQUARIUS PLATINUM LIMITED

QUARTERLY REPORT 30 JUNE 2004

Marikana		Current	Previous	+/- %	YTD	Previous corresponding	+/- %
	Unit	Quarter June 2004	Quarter Mar 2004	Quarter on Quarter	12 months June 2004	12 months June 2003	12 months Ytd
Safety							
DIIR	Rate/200 000 man hours	0.84	0.66	27.3	0.85	-	
Revenue Gross revenue	R 'M	72	79	(9)	334	-	
PGM basket Price	$/oz	682	653	4.4	627	-	
Gross cash margin		(25%)	(5%)	4,002	(5%)	-	
Nickel Price	US$/lb	5.67	6.68	(15.1)		-	
Copper Price	US¢/lb	127	124	2.4		-	
Ave R/$ rate		6.48	6.63	(2)	6686	-	
Cash Costs							
Per ROM ton	R/ton	248	268	(7.5)	235	-	
	$/ton	38	40	(5)	34	-	
Per PGM ounce	R/oz	4,442	4,667	(4.8)	4,031	-	
	$/oz	685	704	(3)	588	-	
Per PGM ounce after	R/oz	4,342	4,568	(4.9)	3,929	-	
By-product credit	$/oz					-	
Capital expenditure							
Current	R '000s	3,213	670	379.6	6,442	-	
	$ ' 000s	496	101	391	939	-	
Expansion	R '000s		-			325,000	
	$ ' 000s		-			35,991	
Processed							
Underground	ROM ton '000	-	-	-		-	
Open Pit	ROM ton '000	408	311	31.2	1,493	695	115
Total		**408**	**311**	**31.2**	**1,493**	**695**	**115**
Grade							
Plant Head	g/t	3.66	3.57	2.5	3.70	3.46	6.9
Recoveries	%	42%	50%	(16.0)	49%	36%	36.1
PGM Production							
Platinum	Ozs	13,591	11,950	13.7	57,774	20,042	188.3
Palladium	Ozs	5,086	4,484	13.4	22,598	6,787	233.0
Rhodium	Ozs	1,369	1,272	7.6	6,062	1,044	480.7
Gold	Ozs	174	141	23.4	742	273	171.8
Total	**Ozs**	**20,220**	**17,847**	**13.3**	**87,176**	**28,146**	**209.7**
Base Metals Production							
Nickel	Tonnes	19	15	26.7	86	10	760.0
Copper	Tonnes	11	8	37.5	50	5	900.0
Chromite	Tonnes (000)	58	35	65.7	106	0	-

82-5097

AQUARIUS PLATINUM LIMITED

QUARTERLY REPORT 30 JUNE 2004

Mimosa		Current	Previous	+/- %	YTD	Previous	+/- %	Rolling
	Unit	Quarter Jun. 2004	Quarter Mar. 2004	Quarter on Quarter	12 months Jun. 2004	12 months Jun. 2003	12 months Ytd	12 Months to Jun. 2004
Safety								
DIIR	Rate/200 000 man hours	0.48	0.71	(32)	0.52	0.87	(40)	0.52
Revenue								
Gross revenue	$M	19.6	18.1	8	72.1	29.0	149	72.1
PGM basket Price	$/oz	558	597	(6)	538	456	18	538
Gross cash margin		56%	69%	(19)	66%	63%	5	66%
Nickel Price	$/lb	5.75	5.98	(4)	5.57	3.89	43	5.57
Copper Price	US¢/lb	106	117	(9)	95	72	32	95
Cash Costs								
Per ROM ton	$/ton	31.65	23.01	38	23	17	35	23
Per PGM ounce	$/oz	354	258	37	252	199	27	252
Per PGM ounce after by-product credit	$/oz	131	58	126	56	95	(41)	56
Capital Expenditure								
Current	$ '000s	2,991	2,101	42	9,287	1,630	470	9,287
Expansion	$ '000s	365	680	(46)	4,257	20,693	(79)	4,257
Mining								
Underground	ROM ton '000	345	319	8	1,334	755	77	1,334
Grade								
Plant Head	g/t	3.64	3.67	(1)	3.71	3.73	(1)	3.71
Recoveries	%	77%	76%	1%	76%	70%	9	76%
PGM Production								
Platinum	Ozs	14,653	14,647	0	61,422	36,029	70	61,422
Palladium	Ozs	10,902	10,621	3	44,697	25,450	76	44,697
Rhodium	Ozs	1,187	1, 281	(7)	5,036	2,844	77	5,036
Gold	Ozs	2,065	2, 072	0	8,234	4,717	75	8,234
Total	**Ozs**	**28,807**	**28,621**	**1**	**119,389**	**69,040**	73	119,389
Base Metals Production								
Nickel	Tonnes	414	412	0	1,708	826	107	1,708
Copper	Tonnes	329	340	(3)	1,402	728	93	1,402
Cobalt	Tonnes	13	13	0	52	25	108	52

Data reflects 100% of Mimosa

82-5097

QUARTERLY REPORT 30 JUNE 2004

Aquarius Platinum Limited

Board of Directors

Nicholas Sibley	Non-executive Chairman
Stuart Murray	Chief Executive Officer
David Dix	Non-executive
Edward Haslam	Non-executive
Catherine Markus	Non-executive
Sir William Purves	Non-executive
Patrick Quirk	Non-executive

Company Secretary
Willi Boehm

Issued Capital
At 30 June 2004, the Company had on issue:
82,753,892 fully paid ordinary shares
3,322,300 unlisted options

Substantial Shareholders 30 June 2004	No. of Shares	Percentage
Impala Platinum Holdings Ltd	7,141,966	8.63
J P Morgan Nominees Australia	5,512,590	7.24
Chase Nominees Limited (FISL)	5,334,526	6.46
ANZ Nominees	5,222,040	6.35
National Nominees Limited	4,786,401	5.78

Broker (LSE)
Numis Securities
Cheapside House
138 Cheapside
London EC2V 6LH
Telephone: +44 20 7776 1500
Facsimile: +44 20 7776 1550

82-5097

AQUARIUS PLATINUM LIMITED

QUARTERLY REPORT 30 JUNE 2004

Aquarius Platinum (South Africa) (Proprietary) Ltd.
75% Owned
Registration Number 2000/000341/07
(Incorporated in the Republic of South Africa)

The Great Wall Group Building
Block A, 1st Floor
5 Skeen Boulevard
Bedfordview South Africa 2007
P O Box 1282
Bedfordview South Africa 2009
Telephone: +27 11 455 2050
Facsimile: +27 11 455 2095
Email: info@aquariussa.co.za

Aquarius Platinum Corporate Services Pty Ltd
100% Owned
ACN 094 425 555
(Incorporated in Australia)

Level 4, Suite 5
South Shore Centre
85 The Esplanade
South Perth Western Australia 6151
Telephone: +61 (8) 9367 5211
Facsimile: +61 (8) 9367 5233
Email: info@aquariusplatinum.com

Management

Stuart Murray	Executive Chairman
Gert Ackerman	Managing Director
Ayanda Khumalo	Finance Director
Gordon Ramsay	Projects Director
Neil Collett	General Manager P&SA Project
Gabriel de Wet	General Manager Engineering
Graham Ferreira	General Manager Finance
Hugo Holl	General Manager Everest
Phil Rooke	General Manager Marikana
Hulme Scholes	General Manager Commercial & Legal / Company Secretary
Dave Starley	General Manager Kroondal

82-5097

AQUARIUS PLATINUM LIMITED

QUARTERLY REPORT 30 JUNE 2004

Glossary

Aquarius	Aquarius Platinum Limited
ABET	Adult Basic Education Training programme
APS	Aquarius Platinum Corporate Services Pty Ltd
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
ASACS	Aquarius Platinum (SA) (Corporate Services) (Pty) Limited
DIIR	Disabling Injury Incidence Rate - being the number of lost time injuries expressed as a rate per 200,000 man-hours worked
EMPR	Environmental Management Programme Report
g/t	Grams per tonne, measurement unit of grade (1 g/t = 1 part per million)
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
KPM	Kroondal Platinum Mine
LHD	Load Haul Dump machine
Mimosa	Mimosa Mining Company (Private) Limited
NOSA	National Occupational Safety Association
PGE	Platinum Group Elements. Six metallic elements commonly found together which constitute the platinoids. These are platinum (Pt), palladium (Pd), rhodium (Rh), ruthenium (Ru), osmium (Os) and iridium (Ir).
PGM(s) (4E)	Platinum Group Metals. Aquarius reports the composite grade comprising Pt+Pd+Rh+Au (gold), the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef.
P&SA	Pooling & Sharing Agreement between KPM and RPM Ltd
R	South African Rand
RK1	Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), GB Mining and Exploration (SA) (Pty) Limited (GB) and Sylvania South Africa (Pty) Ltd (SLVSA).
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.
RPM	Rustenburg Platinum Mines Limited
TKO	TKO Investment Holdings Limited
Ton	1 Metric tonne (1 000kg)
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex
$	United States Dollars
Z$	Zimbabwe Dollar

AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 30 JUNE 2004

Further information please contact: **www.aquariusplatinum.com**

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 (8) 9367 5211

In United Kingdom:
Nick Bias
Aquarius Platinum Limited
+ 44 7887 920 530

Phil Dexter
St James's Corporate Services Limited
+44 207 499 3916

In South Africa:
Charmane Russell
Russell & Associates
+27 11 880 3924 / +27 82 376 2327

82-5097

RECEIVED
2004 JUL 30 A 9:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AQUARIUS
PLATINUM LIMITED

FACSIMILE TRANSMISSION

Date:	23 July 2004
To:	Office of International Corporation Finance
Company:	Securities and Exchange Commission
Fax:	0011 1 202 942 9624
From:	Nick Bias
Number of Pages:	15 *(Including this cover page)*
Re:	**Aquarius Platinum Limited – File # 82-5097**

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5097

AQUARIUS
PLATINUM LIMITED

23 July 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Aquarius Platinum Limited - File # 82-5097

Dear Ladies and Gentlemen,

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Aquarius Platinum Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") the Australian Securities and Investments Commission (the "ASIC") the London Stock Exchange ("LSE") or the Registrar of Companies of Bermuda since 4 May 2001.

E-Lodge	24 May 2004	ASX & LSE	Announcement	Appendix 3Y Change of Directors Interest Notice
E-Lodge	30 June 2004	ASX & LSE	Announcement	Aquarius Platinum Limited Grant of Unlisted Options
E-Lodge	1 July 2004	ASX & LSE	Announcement	BEE Transaction Update
E-Lodge	22 July 2004	ASX & LSE	Announcement	AQP Launches New Sponsored ADR program

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at +618 9367 5211.

Very truly yours
AQUARIUS PLATINUM LIMITED

[signature]

NICK BIAS
INVESTOR RELATIONS

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5097

AQUARIUS
PLATINUM LIMITED

22 July 2004

Aquarius Platinum launches new sponsored ADR program

Aquarius Platinum Limited (Aquarius) is pleased to announce the launch of a new sponsored Level I American Depositary Receipt (ADR) programme. The program will be administered by Deutsche Bank and will trade under the ticker symbol AQPTY, with one ADR comprising two Aquarius ordinary shares. The new CUSIP number is 03840M208 and the new ISIN number is US0384042089.

Mr Stuart Murray, Chief Executive Officer of Aquarius, says "The Aquarius ADR offers investors a new and unrivalled growth story in platinum group metals. We are encouraged by the opportunities that this offers current and new shareholders alike, and look forward to developing this important shareholder base."

Commenting on their appointment, Akbar Poonawala, Head of Global Equity Services at Deutsche Bank, said "We are very pleased to welcome Aquarius as a client of Deutsche Bank's depositary receipts business. We will be supporting Aquarius Platinum with our diverse range of customised client services to enhance visibility of the ADR program in the United States."

What is an ADR?

Many domestic US funds may only invest in US Dollar traded equities. A Level 1 ADR allows non-US listed companies to trade in a US Dollar form. An ADR is a negotiable US certificate representing ownership of shares in a non-US corporation. ADRs are quoted and traded freely like other securities in the U.S. Over-the-Counter (OTC) market. Dividends are paid to investors in US Dollars. ADRs were specifically designed to facilitate the purchase, holding and sale of non-US securities by US investor, and to provide a corporate finance vehicle for non-US companies.

Further information please contact: **www.aquariusplatinum.com**

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 (8) 9367 5211

In United Kingdom:
Nick Bias
Aquarius Platinum Limited
+44 7887 920 530

In South Africa:
Janice Dempsey
Russell & Associates
+27 11 880 3924 / +27 82 376 2327

82-5097

AQUARIUS
PLATINUM LIMITED

30 June 2004

BEE transaction update

Aquarius Platinum Limited's (Aquarius or the Company) Black Economic Empowerment partners led by Savannah Resources (Pty) Ltd (the Savannah Consortium) have today provided the Company with a letter advising of further progress with regard to the BEE transaction as previously announced to the market.

The Savannah Consortium state that " significant progress in the finalisation of the R860 million funding commitment to AQPSA in terms of the Memorandum of Understanding between ourselves" has been made. One financial institution (who may not be named until financial closure for confidentiality reasons) has agreed to fund the Savannah Consortium in the amount of R200 million subject to certain completion conditions including a fair and reasonable opinion and a mineral title due diligence. A second financial institution (who may also not be named until financial closure for confidentiality reasons) with a commitment of R245 million is at an advanced stage of internal approvals with final Board approval expected towards the end of July. These funds together with the R415 million funding commitment from the Industrial Development Corporation and Savannah's own resources, details of which were announced in December 2003 will complete the funding commitment to the Company.

Mr Stuart Murray, CEO of Aquarius said, "Following this communication from the Savannah Consortium, it indicates that they are close to completion of their funding package on terms that are acceptable to all parties. Despite the prolonged duration of these negotiations all parties have stayed committed to the transaction which on completion will further unlock the growth potential of the business."

In Australia:

Willi Boehm
Aquarius Platinum Corporate Services (Pty) Ltd
+ 61 8 9367 5211
+ 61 409 969 955

In the United Kingdom:

Nick Bias
Aquarius Platinum Limited
+ 44 7887 920 530

In South Africa:

Stuart Murray
Aquarius Platinum (South Africa) (Pty) Ltd
+ 27 11 455 2050

Charmane Russell/Janice Dempsey
Russell and Associates
+ 27 11 880 3924

Kofi Morna
Savannah Resources (Pty) Ltd
+27 82 458 2001

Andisiwe Kawa
Chuma Holdings (Pty) Ltd
+27 83 200 0111

82-5097

AQUARIUS
PLATINUM LIMITED

30 June 2004

Aquarius Platinum Limited
Grant of unlisted options

Aquarius Platinum Limited (Aquarius or the Company) advise that the Company has granted 1,303,832 unlisted options pursuant to the Company's shareholder approved Option Plan (which expires in December 2004) to senior staff, and to a director, Mr Murray. Shareholder approval will be sought for the 209,865 options that have been offered to Mr Murray.

The options are subject to the following terms.

Exercise price: GBP2.54

One third vest 36 months after date of grant
One third vest 48 months after date of grant
One third vest 60 months after date of grant

The options will expire after 7 years.

For further information:

In Australia:

Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

In South Africa:

Charmane Russell/Janice Dempsey
Russell & Associates
+27 11 880 3924

In the United Kingdom:

Nick Bias
Aquarius Platinum Limited
+ 44 7887 920 530

82-5097

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unlisted Options granted pursuant to the Aquarius Platinum Limited Option Plan "Option Plan").
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,093,967 unlisted options granted under the Aquarius Platinum Limited Option Plan.

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The Options granted under the Option Plan are exercisable at £2.54 on or before (seven years from the date of their grant) in three tranches: (a) One third of the Options are exercisable 36 months after the date of their grant; (b) One third of the Options are exercisable 48 months after the date of their grant; and (c) One third of the Options are exercisable 60 months after the date of their grant.
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The Options granted under the Option Plan will not participate in dividends or interest until shares are issued upon exercise of the options.
5	Issue price or consideration	The Options granted under the Option Plan were granted for no consideration.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the Aquarius Platinum Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 June 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	82,753,892	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,715,000 133,333 380,000 1,093,967	Unlisted options expiring 26/10/11 Unlisted options expiring 02/10/12 Unlisted options expiring 21/11/13 Unlisted options expiring 11/06/14

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

+ See chapter 19 for defined terms.

82-5097

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] .... Date:.. 30/6/04

(~~Director~~/Company secretary)

Print name: .Willi Boehm..

== == == == ==

82-5097

Quotation agreement

1 ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:.. 30/6/04
(~~Director~~/Company secretary)

Print name: .Willi Boehm..

== == == == ==

8 2- 5097

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aquarius Platinum Limited
ABN/ARBN	087 577 893

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stuart Murray
Date of last notice	21 May 2001

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	21/05/04
No. of securities held prior to change	625,000 unlisted options
Class	Ordinary shares
Number acquired	8,000 shares
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	£2.53 per share
No. of securities held after change	8,000 shares 625,000 unlisted options

+ See chapter 19 for defined terms.

82-3097

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

82-5097

Schedule 11 – Notification of interests of Directors and Connected Persons

1 Name of Company:

Aquarius Platinum Limited

2 Name of director:

Stuart A Murray

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

The shares were purchased by Mr Stuart A Murray.

4 Name of registered holder(s) and, if more then one holder, the number of shares held by each of them (if notified):

as above.

5 Please state whether notification relates to a person (s) connected with the director named in 2 above and identify the connected person (s)

not applicable

6 Please state the nature of the transaction. For PEP Transactions please indicate whether general/single co PRP and if discretionary/non discretionary:

purchase of shares

7 Number of shares/amount of stock acquired:

8,000

8 Percentage of issued class:

0.01%

9 Number of shares/amount of stock disposed:

N/A

10 Percentage of issued class:

N/A

11 Class of security:

Ordinary Shares

82-3097

12 Price per Share:

£2.53

13 Date of transaction:

21st May 2004

14 Date company informed:

24th May 2004

15 Total holding following this notification:

8,000

16 Total percentage holding of issued class following this notification:

0.01%

Questions 17 through to 22 are not applicable to this notification.

23 Contact name for queries:
Mr Willi Boehm

24 Contact telephone number:
+618 9367 5211

25 Name of company official responsible for making notification:
Mr Willi Boehm

”